NewsRelease TC Energy announces sale of Portland Natural Gas Transmission System • Generates pre-tax cash equity proceeds of approximately $740 million (US$545 million) net to TC Energy • Transaction implies a valuation multiple of approximately 11.0 times 2023 comparable EBITDA1 • Progresses toward $3 billion asset divestiture and 4.75 times debt-to-EBITDA2 targets in 2024 CALGARY, Alberta, March 4, 2024 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) and its partner Northern New England Investment Company, Inc., a subsidiary of Énergir L.P. (Énergir), have entered into a purchase and sale agreement to sell Portland Natural Gas Transmission System (PNGTS) to BlackRock, through a fund managed by its Diversified Infrastructure business, and investment funds managed by Morgan Stanley Infrastructure Partners (the Buyer), for a gross purchase price of US$1.14 billion, which includes the assumption of US$250 million of outstanding Senior Notes held at PNGTS. This transaction implies a valuation of approximately 11.0 times reported 2023 comparable EBITDA. "Today’s announcement represents continued progress toward achieving our 2024 strategic priority of enhancing our balance sheet strength by delivering approximately $3 billion in asset divestitures. We are committed to reaching our 4.75 times debt-to-EBITDA upper limit by year-end and expect to have further asset divestiture announcements through the year,” said François Poirier, TC Energy’s President and Chief Executive Officer. “This sale of a non-core asset at a strong valuation is a unique opportunity to support our capital rotation and deleveraging priorities while continuing to meet the needs of the communities PNGTS serves.” The cash proceeds will be split pro-rata according to the current PNGTS ownership interests (TC Energy 61.7 per cent, Énergir 38.3 per cent) and will be paid at closing, subject to certain customary adjustments. As part of the transaction, the Buyer will assume the outstanding Senior Notes held at PNGTS and currently consolidated on TC Energy’s balance sheet. The transaction is expected to close in mid-2024, subject to the receipt of regulatory approvals and customary closing conditions. PNGTS is a 475-kilometer (295-mile) FERC-regulated transporter of natural gas serving the upper New England and Atlantic Canada markets. The pipeline receives natural gas from the Trans Quebec and Maritimes (TQM) Pipeline via the Canadian Mainline. TC Energy will provide customary transition services and will work jointly with the Buyer to ensure the safe and orderly transition of this critical natural gas system. TC Energy’s focus for 2024 remains clear. The company will continue maximizing the value of its assets through safety and operational excellence, delivering its secured capital program on time and on budget, and enhancing its balance sheet strength and financial flexibility through asset divestitures and streamlining its business through efficiency efforts. TC Energy's 2024 financial guidance and growth outlook through 2026 remain unchanged as a result of this announcement. Barclays acted as exclusive financial advisor to TC Energy and Énergir on the transaction. Bracewell LLP acted as legal advisor to TC Energy. 1 Comparable EBITDA is a non-GAAP measure. This measure does not have any standardized meaning under GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. The most directly comparable GAAP measure is Segmented earnings (losses). For more information on non-GAAP measures, refer to the “Non-GAAP Measures” section of this news release. 2 Debt-to-EBITDA is a non-GAAP ratio. Adjusted debt and adjusted comparable EBITDA are non-GAAP measures used to calculated debt-to- EBITDA. These measures do not have any standardized meaning under GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. See the “Forward-looking information”, “Non-GAAP measures” and “Reconciliation” sections of this news release for more information. EXHIBIT 99.1

About TC Energy We’re a team of 7,000+ energy problem solvers working to safely move, generate and store the energy North America relies on. Today, we’re delivering solutions to the world’s toughest energy challenges – from innovating to deliver the natural gas that feeds LNG to global markets, to working to reduce emissions from our assets, to partnering with our neighbours, customers and governments to build the energy system of the future. It’s all part of how we continue to deliver sustainable returns for our investors and create value for communities. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com. FORWARD-LOOKING INFORMATION This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward- looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov. Non-GAAP Measures This release contains references to comparable EBITDA, which is a non-GAAP measure. It also contains references to debt-to-EBITDA, a non-GAAP ratio, which is calculated using adjusted debt and adjusted comparable EBITDA, each of which is a non-GAAP measure. We believe debt-to-EBITDA ratios provide investors with a useful credit measure as they reflect our ability to service our debt and other long-term commitments. These non-GAAP measures do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities. These non-GAAP measures are calculated by adjusting certain GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. These comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable except as otherwise described in the Condensed consolidated financial statements and MD&A. Comparable EBITDA for Portland Natural Gas Transmission System for the years ended December 31, 2023 and 2022 was US$104 million and US$101 million, respectively. Comparable EBITDA for our U.S. Natural Gas Pipelines segment for the years ended December 31, 2023 and 2022 was US$3.248 billion and US$3.142 billion, respectively. Segmented earnings for our U.S. Natural Gas Pipelines segment for the years ended December 31, 2023 and 2022 were $3.531 billion and $2.617 billion, respectively. For reconciliations of comparable EBITDA to segmented earnings for our U.S. Natural Gas Pipelines segment for the years ended December 31, 2023 and 2022, refer to pages 21, 50 and the Non-GAAP measures section of our management’s discussion and analysis for the year ended December 31, 2023 (the MD&A), which sections of the MD&A are incorporated by reference herein. The MD&A can be found on SEDAR+ (www.sedarplus.ca) under TC Energy's profile. Adjusted debt is defined as the sum of Reported total debt, including Notes payable, Long-Term Debt, Current portion of long-term debt and Junior Subordinated Notes, as reported on our Consolidated balance sheet as well as Operating lease liabilities recognized on our Consolidated balance sheet and 50 per cent of Preferred Shares as reported on our Consolidated balance sheet due to the debt-like nature of their contractual and financial obligations, less Cash and cash equivalents as reported on our Consolidated balance sheet and 50 per cent of Junior Subordinated Notes as reported on our Consolidated balance sheet due to the equity-like nature of their contractual and financial obligations. Adjusted comparable EBITDA is calculated as comparable EBITDA excluding Operating lease costs recorded in Plant operating costs and other in our Consolidated statement of income and adjusted for Distributions received in excess of income from equity investments as reported in our Consolidated statement of cash flows which is more reflective of the cash flows available to TC Energy to service our debt and other long-term commitments. See the “Reconciliation” section for reconciliation of adjusted debt and adjusted comparable EBITDA for the years ended 2023 and 2022. Reconciliation The following is a reconciliation of adjusted debt and adjusted comparable EBITDAi. Year ended December 31 (millions of Canadian $) 2023 2022 Reported total debt 63,201 58,300 Management adjustments: Debt treatment of preferred sharesii 1,250 1,250 Equity treatment of junior subordinated notesiii (5,144) (5,248) Cash and cash equivalents (3,678) (620) Operating lease liabilities 459 433 Adjusted debt 56,088 54,115 Comparable EBITDAiv 10,988 9,901 Operating lease cost 118 106 Distributions received in excess of (income) loss from equity investments (123) (29) Adjusted Comparable EBITDA 10,983 9,978 Adjusted Debt-to-Adjusted Comparable EBITDAi 5.1 5.4 i Adjusted debt and adjusted comparable EBITDA are non-GAAP financial measures. Management methodology. Individual rating agency calculations will differ. ii 50 per cent debt treatment on $2.5 billion of preferred shares as of December 31, 2023. iii 50 per cent equity treatment on $10.3 billion of junior subordinated notes as of December 31, 2023. U.S. dollar-denominated notes translated at December 31, 2023, U.S./Canada foreign exchange rate of 1.32. iv Comparable EBITDA is a non-GAAP financial measure. See the Forward-looking information and Non-GAAP measures sections for more information. -30- Media Inquiries: Media Relations media@tcenergy.com 403-920-7859 or 800-608-7859 Investor & Analyst Inquiries: Gavin Wylie / Hunter Mau investor_relations@tcenergy.com 403-920-7911 or 800-361-6522